Exhibit 77(c)

                 Matters Submitted to a Vote of Security Holders

1. A special meeting of shareholders of the ING Bond Fund was held on August 3, 2004, to approve an Agreement and Plan or Reorganization with and into the ING Intermediate Bond Fund.

     Shares Voted For    Shares Voted Against or Withheld     Total Shares Voted
     ----------------    --------------------------------     ------------------
       6,381,234.407                66,337.451                   6,555,379.028